Pricing Supplement No. 67 dated                 Filed pursuant to Rule 424(b)(5)
March 17, 2008.                                              File No. 333-130089
(To Prospectus dated April 12, 2006 and
Prospectus Supplement dated April 12, 2006)


                         HARTFORD LIFE INSURANCE COMPANY
                                    DEPOSITOR

                            SECURED MEDIUM-TERM NOTES
                                 ISSUED THROUGH

                   HARTFORD LIFE GLOBAL FUNDING TRUST 2008-002

                EXTENDIBLE FLOATING RATE NOTES DUE APRIL 1, 2013

The description in this Pricing Supplement of the particular terms of the Secured Medium-Term Notes offered hereby and the Funding Agreement sold by Hartford Life Insurance Company to the Trust specified herein supplements the description of the general terms and provisions of the Notes and the Funding Agreements set forth in the accompanying Prospectus and Prospectus Supplement, to which reference is hereby made.

                        PROVISIONS RELATING TO THE NOTES

Principal Amount: $175,000,000.00                                 Type of Interest Rate: [ ] Fixed [X] Floating

Price to Public: 100%                                             If Fixed Rate Notes: Not applicable.
                                                                        Interest Rate: Not applicable.
Net Proceeds to Trust: $174,825,000.00
                                                                  If Floating Rate Notes:
CUSIP Number: 41659EHD2                                                 Initial Interest Rate: The Initial Interest Rate
                                                                  for the Notes offered by this Pricing Supplement will be
Agent's Discount: 0.10%                                           based upon an interpolated rate based upon one month and
                                                                  two month LIBOR plus 0.35%, determined in accordance with
Issuance Date: March 20, 2008                                     the provisions of this Pricing Supplement and the
                                                                  Prospectus Supplement on the second London Banking Day
Stated Maturity Date: The Initial Stated Maturity Date, the       immediately preceding the Issuance Date.
Final Stated Maturity Date or any other maturity date
resulting from the failure to elect to extend the maturity        Base Rate: [ ] CD Rate     [ ] Commercial Paper Rate
of all or a portion of the Notes (as set forth in the                        [ ] CMT Rate    [ ] Federal Funds Rate
attached schedule).                                                          [X] LIBOR       [ ] Treasury Rate
                                                                             [ ] Prime Rate  [ ] Other (See Attached)
Initial Stated Maturity Date:  April 1, 2009, or if such day      If LIBOR: [X] LIBOR Reuters Page: LIBOR01
is not a Business Day, the immediately preceding Business Day.              [ ] Libor Telerate Page
                                                                            Designated LIBOR Currency: U.S. Dollars
Final Stated Maturity Date:  April 1, 2013, or, if such day       If CMT Rate, Telerate Page: [ ] 7051  [ ] 7052
is not a Business Day, the immediately preceding Business Day.        If 7052: [ ] Weekly Average  [ ] Monthly Average
                                                                      Designated CMT Maturity Index:
Initial Interest Payment Date:  May 1, 2008 (long first
coupon); provided that if such day is not a Business Day, such    Interest Reset Dates:  The 1st day of each calendar
Interest Payment Date will be the next succeeding day that is     month; provided that if such day is not a Business Day,
a Business Day, unless that succeeding Business Day would fall    such Interest Reset Date will be the next succeeding day
in the next calendar month, in which case such Interest           that is a Business Day, unless that succeeding Business
Payment Date will be the immediately preceding Business Day.      Day would fall in the next calendar month, in which case
                                                                  such Interest Reset Date will be the immediately preceding
Interest Payment Dates:  The 1st day of each calendar             Business Day.
month; provided that (1) if such Interest Payment Date
(other than the maturity date) is not a Business Day, such        Initial Interest Reset Date:  May 1, 2008; provided that
Interest Payment Date will be the next succeeding day that        if such day is not a Business Day, such Interest Reset
is a Business Day, unless that succeeding Business Day would      Date will be the next succeeding day that is a Business
fall in the next calendar month, in which case such Interest      Day, unless that succeeding Business Day would fall in
Payment Date will be the immediately preceding Business Day       the next calendar month, in which case such Interest
and (2) the final Interest Payment Date of any Note will be       Reset Date will be the immediately preceding Business Day.
the maturity date of such Note.

Specified Currency:      U.S. Dollars.                            Index Maturity:  One month, except that the Initial
                                                                  Interest Rate shall be an interpolated rate based upon
Regular Record Dates:    15 days prior to each Interest           the 1-month and 2-month LIBOR plus the applicable Spread.
                         Payment Date.
                                                                  Interest Rate Determination Dates: As specified in the
Day Count Convention:    Actual/360                                    Prospectus Supplement for the indicated base rate.
                                                                  Spread:                See attached schedule
Computation of Interest: As specified in the Prospectus           Spread Multiplier:     N/A.
                         Supplement for the indicated             Maximum Interest Rate: None.
                         base rate.                               Minimum Interest Rate: None.

Authorized Denominations:  $1,000 integral amounts.               Floating Rate/Fixed Rate Note: [ ] Yes [X] No. If yes:
                                                                     Fixed Rate:
Optional Redemption: Yes [X] No [ ]                                  Fixed Rate Commencement Date:
Optional Redemption Date: April 1, 2012
  Initial Redemption Percentage: 100%                             Inverse Floating Rate Note [ ] Yes [X] No. If yes,
  Annual Percentage Reduction:  N/A                                  Fixed Interest Rate:
  Redemption may be:     [X] In whole only.
                         [ ] In whole or in part.                 Sinking Fund: None.

  Optional Repayment: [ ] Yes [X] No                              Calculation Agent: The Bank of New York Trust Company, N.A.
   Optional Repayment Dates:
                                                                  Exchange Rate Agent: None.
Amortizing Note: [ ] Yes (See attached) [X] No
                                                                  Securities Exchange Listing: None.
Discount Note: [ ] Yes [X] No  If Yes:
  Total Amount of Discount:                                       Additional Amounts to be Paid: [ ] Yes [X] No
  Yield to Maturity:
                                                                  Special Tax Considerations: See attached schedule.
Agent: Merrill Lynch & Co.

Other Provisions Relating to the Notes: See attached schedule.

                  INFORMATION RELATING TO THE FUNDING AGREEMENT

Funding Agreement Provider: Hartford Life Insurance               Type of Interest Rate: [ ] Fixed [X] Floating
                            Company
                                                                  If Fixed Rate Funding Agreement: Interest Rate:
Funding Agreement: FA-408002
                                                                  If Floating Rate Funding Agreement:
Contract Payment: $175,000,015.00                                       Initial Interest Rate: The Initial Interest
                                                                  Rate for the Funding Agreement offered by this Pricing
Deposit Amount: $174,825,015.00                                   Supplement will be based upon an interpolated rate
(if different from Contract Payment)                              based upon one month and two month LIBOR plus 0.35%,
                                                                  determined in accordance with the provisions of this
Effective Date: March 20, 2008                                    Pricing Supplement and the Prospectus Supplement on the
                                                                  second London Banking Day immediately preceding the
Final Stated Maturity Date: April 1, 2013, or if such day is      Issuance Date.
not a Business Day, the immediately preceding Business Day.
                                                                  Base Rate: [ ] CD Rate      [ ] Commercial Paper Rate
                                                                             [ ] CMT Rate     [ ] Federal Funds Rate
Initial Interest Payment Date: May 1, 2008 (long first                       [X] LIBOR        [ ] Treasury Rate
coupon); provided that if such day is not a Business Day,                    [ ] Prime Rate   [ ] Other (See Attached)
such Interest Payment Date will be the next succeeding day
that is a Business Day, unless that succeeding Business              If LIBOR:  [X] LIBOR Reuters Page: LIBOR01
Day would fall in the next calendar month, in which case                        [ ] Libor Telerate Page
such Interest Payment Date will be the immediately                              Designated LIBOR Currency: U.S. Dollars
preceding Business Day.
                                                                     If CMT Rate, Telerate Page: [ ] 7051  [ ] 7052
                                                                           If 7052: [ ] Weekly Average [ ] Monthly Average
Interest Payment Dates:  The 1st day of each calendar                      Designated CMT Maturity Index:
month; provided that (1) if such Interest Payment Date
(other than the redemption payment date specified in the          Interest Reset Dates: The 1st of each calendar month;
schedule) is not a Business Day, such Interest Payment            provided that if such day is not a Business Day, such
Date will be the next succeeding day that is a Business           Interest Reset Date will be the next succeeding day
Day, unless that succeeding Business Day would fall in the        that is a Business Day, unless that succeeding Business
next calendar month in which case such Interest Payment           Day would fall in the next calendar month, in which
Date will be the immediately preceding Business Day and           case such Interest Reset Date will be the immediately
(2) the final Interest Payment Date for the applicable            preceding Business Day.
portion of the Funding Agreement will be the Stated
Maturity Date or the redemption payment date specified in         Initial Interest Reset Date: May 1, 2008; provided
the schedule.                                                     that if such day is not a Business Day, such Interest
                                                                  Reset Date will be the next succeeding day that is a
Specified Currency: U.S. Dollars.                                 Business Day, unless that succeeding Business Day would
                                                                  fall in the next calendar month, in which case such
Day Count Convention: Actual/360                                  Interest Reset Date will be the immediately preceding
                                                                  Business Day.
Computation of Interest: As specified in the Prospectus
   Supplement for the indicated base rate.                        Index Maturity: One month, except that the Initial
                                                                  Interest Rate shall be an interpolated rate based upon
Optional Redemption: Yes [X] No [ ]                               the 1-month and 2-month LIBOR plus the applicable Spread.
Optional Redemption Date:  April 1, 2012
Initial Redemption Percentage: 100%                               Interest Rate Determination Date:  As specified in the
Annual Percentage Reduction: N/A                                     Prospectus Supplement for the indicated base rate.
Redemption may be: [X]  In whole only.
                   [ ]  In whole or in part.                      Spread:                   See attached schedule.
Other Redemption Terms: N/A                                       Spread Multiplier:        N/A.
                                                                  Maximum Interest Rate:    None.
Optional Repayment:  [  ] Yes [X] No                              Minimum Interest Rate:    None.
  Optional Repayment Dates:
                                                                  Floating Rate/Fixed Rate Funding Agreement: [ ] Yes [X] No
Discount Funding Agreement: [ ] Yes [X] No. If yes:                 If yes:    Fixed Rate:
  Total Amount of Discount:                                                    Fixed Rate Commencement Date:

Yield to Maturity:                                                Inverse Floating Rate Funding Agreement: [ ] Yes [X] No
                                                                    If yes:      Fixed Interest Rate:
Additional Amounts to be Paid: [ ] Yes [X] No

Amortizing Funding Agreement:  [ ] Yes (See attached)
                               [X] No
Special Tax Considerations: None

Other Provisions Relating to the Funding Agreement: See attached schedule.


Note: The Opinion regarding the enforceability of the Funding Agreement and the related Consent of Counsel for Hartford Life Insurance Company is given by Sadie
R. Gordon, Counsel.


                    INFORMATION PERTAINING TO THE RATINGS OF
                       THE NOTES AND THE FUNDING AGREEMENT

It is anticipated that, as of March 20, 2008, both the Notes and the Funding Agreement will be rated by the indicated rating agencies as follows:

                Standard & Poor's:  AA-            Moody's: Aa3


It is anticipated that, as of March 20, 2008, the Notes will be rated by the indicated rating agencies as follows:

                A.M. Best: aa-                     Fitch: AA

The ratings also extend to the Program under which the Notes are issued.

                        SCHEDULE OF ADDITIONAL PROVISIONS
                          PROVISIONS RELATING TO NOTES

EXTENSION ELECTION:

         The Notes will mature on the Initial Stated Maturity Date, unless the maturity of all or any portion of the principal amount of the Notes is extended in accordance with the procedures described below. In no event will the maturity of the Notes be extended beyond the Final Stated Maturity Date.

         During a notice period relating to an Election Date (as defined below) you may elect to extend the maturity of all or any portion of the principal amount of your Notes (in any multiple of $1,000) so that the maturity of your Notes will be extended to the Corresponding Maturity Date (as defined below) for the immediately following Election Date; provided, however, if such maturity date is not a Business Day, the maturity of such Notes will be the immediately preceding Business Day. The "Election Dates" are the 1st day of each calendar month, or, if such day is not a Business Day, the next day that is a Business Day, commencing on May 1, 2008 and ending on March 1, 2012. The respective "Corresponding Maturity Date" for each Election Date is the 1st day of the 13th calendar month following the Election Date for which an election to extend is made provided, however, in no event shall the maturity date be more than 366 days from the Election Date. If no election is made, the maturity date of the Notes is the Corresponding Maturity Date for the immediately preceding Election Date. For example, if you do not elect to extend a portion of your Notes on the Election Date of May 1, 2008, such portion of your Notes will mature on May 1, 2009. Similarly, if you elect to extend a portion of your Notes on the Election Date of May 1, 2008, such portion of your Notes will then be scheduled to mature (barring a subsequent valid election) on June 1, 2009.

         To make an effective election, you must deliver a notice of election during the notice period for an Election Date. The notice period for an Election Date begins on the fifth Business Day prior to the Election Date and ends on the Business Day immediately preceding the Election Date. Your notice of election must be delivered to The Bank of New York Trust Company, N.A., the Paying Agent for the Notes, through the normal clearing system channels described in more detail below, no later than the close of business in New York City on the last Business Day in the notice period, at which time such notice becomes irrevocable.

SPREAD:  The spread for the Notes for the indicated periods is as follows:

PERIOD                                                                                 SPREAD
------                                                                                 ------
From and including the Issuance Date to but not including May 1, 2008                  Interpolated rate based upon the
                                                                                       1-month and 2-month LIBOR + 0.35%
From and including May 1, 2008 to but not including April 1, 2009                      + 0.35%
From and including April 1, 2009 to but not including April 1, 2010                    + 0.37%
From and including April 1, 2010 to but not including April 1, 2011                    + 0.38%
From and including April 1, 2011 to but not including April 1, 2012                    + 0.39%
From and including April 1, 2012 to but not including the Final Stated Maturity Date   + 0.40%

         If, with respect to any Election Date, you do not make an election to extend the maturity of all or a portion of the principal amount of your Notes, the principal amount of the Notes for which you have failed to make such an election will become due and payable on the earlier of the Initial Stated Maturity Date or such later Corresponding Maturity Date related to the relevant Election Date on which the Notes were not extended, or, if such day is not a Business Day, the immediately preceding Business Day. The principal amount of the Notes for which such election is not exercised will be represented by a new
Note issued on such Election Date. The Note so issued will have the same terms as the Notes, except that it will not be extendible, will have a separate CUSIP number, will be subject to redemption as described above and its maturity date will be the earlier of the Initial Stated Maturity Date or such later Corresponding Maturity Date related to the relevant Election Date on which the Notes were not extended, or, if such date is not a Business Day, the immediately preceding Business Day. The failure to elect to extend the maturity of all or any portion of the Notes will be irrevocable and will be binding upon any subsequent holder of such Notes.

         The Notes are issued in registered global form and remain on deposit with DTC, the depositary for the Notes. Therefore, you must exercise the option to extend the maturity of your Notes through the depositary. To ensure that the depositary receives timely notice of your election to extend the maturity of all or a portion of your Notes, so that it can deliver notice of your election to the Paying Agent prior to the close of business in New York City on the last Business Day in the notice period, you must instruct the direct or indirect participant through which you hold an interest in the Notes in accordance with the then applicable operating procedures of the depositary.

         The depositary must receive any notice of election from its participants no later than 12:00 noon (New York City time) on the last Business Day in the notice period for the depositary to deliver timely notice of your election to the Paying Agent. Different firms have different deadlines for accepting instructions from their customers. You should consult the direct or indirect participant through which you hold an interest in the Notes to ascertain the deadline for ensuring that timely notice will be delivered to the depositary.


                SPECIAL TAX CONSIDERATIONS RELATING TO THE NOTES

         The following discussion is based on the opinion of Sidley Austin LLP, special tax counsel to Hartford Life Insurance Company ("SPECIAL TAX COUNSEL") and supplements the general discussion of certain U.S. federal income tax considerations contained in the accompanying Prospectus Supplement.

         As more fully discussed in the accompanying Prospectus Supplement, Hartford Life Insurance Company intends to take the position, for U.S. federal income tax purposes, that the Trust will be disregarded. In addition, the Funding Agreement will provide that the Trust and Hartford Life Insurance Company each agree to disregard the Funding Agreement for U.S. federal income tax purposes. Together, these positions, if accepted by the courts and the Internal Revenue Service (the "IRS"), will result in the Notes being treated for U.S. federal income tax purposes as indebtedness of Hartford Life Insurance Company (the "INTENDED TAX CHARACTERIZATION"). Each holder of a Note (or any beneficial interest therein), by acceptance of the Note (or beneficial interest therein), agrees to treat the Trust and the Note consistently with the Intended Tax Characterization. The remainder of this discussion assumes that the Intended Tax Characterization is correct.

         An election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. This conclusion is based, in part, upon the Treasury Regulations governing original issue discount on debt instruments (the "OID REGULATIONS").

         Pursuant to Treasury Regulations governing modifications to the terms of debt instruments (the "MODIFICATION REGULATIONS"), the exercise of an option by a holder of a debt instrument to defer any scheduled payment of principal is a taxable event if, based on all the facts and circumstances, such deferral is considered material under the Modification Regulations. The Modification Regulations do not specifically address the unique features of the Notes (including their economic equivalence to an approximately five-year debt instrument containing holder put options). However, under the OID Regulations, for purposes of determining the yield and maturity of a debt instrument that provides the holder with an unconditional option or options, exercisable on one or more dates during the term of the debt instrument, that, if exercised, require payments to be made on the debt instrument under an alternative payment schedule or schedules (e.g., an option to extend the maturity of the debt instrument), a holder is deemed to exercise or not exercise an option or combination of options in a manner that maximizes the yield on the debt instrument. Similarly an issuer is deemed to exercise or not exercise a call option or a series of call options in a manner that minimizes the yield on the debt instrument. It is not entirely clear how these two rules addressing holder put options and issuer call options should be interpreted when both are potentially applicable to circumstances similar to those of the Notes. Nevertheless, since the spread will periodically increase during the term of the Notes from an initial amount equal to + 0.35% to an amount equal to + 0.40%, under the rules contained in the OID Regulations, as of the Issuance Date, original holders of the Notes should be deemed to elect to extend the maturity of all of the principal amount of the Notes to either the Optional Redemption Date or the Final Stated Maturity Date. Accordingly, under the OID Regulations, the Optional Redemption Date or the Final Stated Maturity Date should be treated as the maturity date of the Notes for U.S. federal income tax purposes. Although it is unclear how the OID Regulations should apply in conjunction with the Modification Regulations to the Notes, Special Tax Counsel is of the opinion that, based upon the application of the OID Regulations (as described above), an election to extend the maturity of all or any portion of the principal amount of the Notes in accordance with the procedures described herein should not be a taxable event for U.S. federal income tax purposes. In addition, the Notes should not constitute contingent payment debt instruments that would be subject to certain Treasury Regulations governing contingent payment obligations (the "CONTINGENT PAYMENT REGULATIONS").

         Under the treatment described above, the Notes should be treated as having been issued with de minimis original issue discount. Therefore, the Notes should not be treated as having been issued with original issue discount for U.S. federal income tax purposes.

         Prospective investors should note that, in particular because of the absence of authority directly addressing the unique features of the Notes, no assurance can be given that the IRS will accept, or that the courts will uphold, the characterization and the tax treatment of the Notes described above. If the IRS were successful in asserting that an election to extend the maturity of all or any portion of the principal amount of the Notes is a taxable event for U.S. federal income tax purposes, then holders of the Notes would be required to recognize any gain inherent in the Notes at the time of such an election. Also, if the IRS were successful in asserting that the Notes were subject to the Contingent Payment Regulations, the timing and character of income thereon would be affected. Among other things, holders of the Notes may be required to accrue original issue discount income, subject to adjustments, at a "comparable yield" on the issue price. Furthermore, any gain recognized with respect to the Notes would generally be treated as ordinary income. The foregoing is a summary of the views of Special Tax Counsel and is not to be construed as tax advice for the benefit of investors. Prospective investors should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in, and extending the maturity of, the Notes.

         Prospective investors should also consult the general discussion of certain U.S. federal income tax considerations relating to the purchase, ownership and disposition of the Notes contained in the section called "Material United States Federal Income Tax Considerations" in the accompanying Prospectus Supplement.


                    PROVISIONS RELATING TO FUNDING AGREEMENT

         The spread for the Funding Agreement for the indicated periods is as follows:

PERIOD                                                                                 SPREAD
------                                                                                 ------
From and including the Issuance Date to but not including May 1, 2008                  Interpolated rate based upon the
                                                                                       1-month and 2-month LIBOR + 0.35%
From and including May 1, 2008 to but not including April 1, 2009                      + 0.35%
From and including April 1, 2009 to but not including April 1, 2010                    + 0.37%
From and including April 1, 2010 to but not including April 1, 2011                    + 0.38%
From and including April 1, 2011 to but not including April 1, 2012                    + 0.39%
From and including April 1, 2012 to but not including the Final Stated Maturity Date   + 0.40%

         In the event that the maturity date of a portion or all of the Notes is not extended, then the Trust will be required, no later than three Business Days from the applicable Election Date (as defined above), to provide notice of redemption regarding the applicable portion or all of the Funding Agreement, as applicable. Such notice will indicate (1) the redemption payment date (which will be the same date as the relevant Corresponding Maturity Date, as defined above), (2) the redemption price (which shall be the face amount of the Funding Agreement to be redeemed plus any accrued interest) and (3) if a portion of the Funding Agreement is to be redeemed, the face amount of the portion of the Funding Agreement to be redeemed on the redemption payment date. Such notice will be irrevocable.

CAPITALIZED TERMS USED IN THE SCHEDULE TO THIS PRICING SUPPLEMENT WHICH ARE OTHERWISE NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PRICING SUPPLEMENT OR THE PROSPECTUS SUPPLEMENT, AS APPLICABLE.


                                       8